Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended March 31,
	2014		2013
Earnings:
Income (loss) before income taxes	$43.0		$32.3
Adjustments:
Undistributed (income) loss of less than 50% owned investments	0.3		(1.1)
Fixed charges	39.0		42.1
Earnings	$82.3		$73.3
Fixed charges:
Interest expense, including debt discount amortization	$30.4		$33.4
Amortization/writeoff of debt issuance costs	2.1		2.2
Portion of rental expense representative of interest factor (assumed to be 33%)	6.5		6.5
Fixed charges	$39.0		$42.1
Ratio of earnings to fixed charges	2.1	x	1.7	x
Amount of earnings deficiency for coverage of fixed charges	$—		$—